# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brenmiller Energy Ltd., CIK 0001901215
CUSIP: M2R43K362
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001140358
Persons authorized to receive notices and communications: ALPHA CAPITAL ANSTALT, Altenbach 8, Vaduz, N2, Florida (FL), 9490, 011-423-232-3195

## Reporting persons
- Alpha Capital Anstalt (CIK 0001140358): type of reporting person: corporation (CO); citizenship or place of organization: Liechtenstein (N2); source of funds: working capital (WC); sole voting power 875,852; shared voting power 0; sole dispositive power 875,852; shared dispositive power 0; aggregate amount beneficially owned 875,852 (22.6916% of the class); the aggregate amount excludes certain shares
  Comment: Note to 7, 9 and 11: Based on 3,859,800 (post-reverse split) Ordinary Shares issued and outstanding as of September 10, 2025.
  
  Note to 12: The aggregate amount in Row 7 excludes the Ordinary Shares purchasable pursuant to Warrants owned by the Reporting Person which contain a contractually stipulated 9.99% ownership restriction.

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Name of issuer: Brenmiller Energy Ltd.
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Comment: This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on June 10, 2024 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D or the Schedule 13D/A filed by the Reporting Person with the SEC on December 5, 2024 ("Amendment No. 1"), the Schedule 13D/A filed by the Reporting Person with the SEC on May 12, 2025 ("Amendment No. 2"), or the Schedule 13D/A filed by the Reporting Person with the SEC on July 29, 2025 ("Amendment No. 3"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, as applicable. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Alpha Capital Anstalt
Residence or business address: Altenbach 8, 9490 Vaduz, Liechtenstein
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Liechtenstein

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 875,852 Ordinary Shares, no par value, which constitute 22.6916% of the outstanding Ordinary Shares of the Issuer. The Reporting Person is also the beneficial owner of Warrants to purchase 6,450 Ordinary Shares and Warrants to purchase 631,579 Ordinary Shares which Warrants contain contractually stipulated 9.99% ownership restrictions.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of all securities of the Issuer beneficially owned by Reporting Person.
Transactions in the class effected during the past sixty days:
Date Transaction Quantity Price Total Dollar Amount
9/5/25 Sale 30,368 $2.241091 $68,057.45
9/10/25 Sale 10,081 $2.2151205 $22,330.63
9/11/25 Sale 17,536 $2.17599 $38,158.13
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or power to direct receipt of dividends or the proceeds from the sales of the Ordinary Shares in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Alpha Capital Anstalt: /s/ Konrad Ackermann, Alpha Capital Anstalt By: Konrad Ackermann, Director (09/11/2025)